UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SD
Specialized Disclosure Report

ATRICURE, INC.
(Exact name of registrant as specified in charter)

Delaware	000-51470	34-1940305
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

7555 Innovation Way, Mason, OH		45040
(Address of principal executive offices)		(Zip code)

Angela L. Wirick, Chief Financial Officer
(513) 755-4100
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2025.

Section 1 — Conflict Minerals Disclosure
Item 1.01.    Conflict Minerals Disclosure and Report
AtriCure, Inc. (AtriCure or the Company) evaluated its products during the year ended December 31, 2025 and determined that certain products manufactured or contracted to be manufactured by the Company contain conflict minerals which are necessary to the functionality or production of such products. As is required, the Company has conducted a good faith reasonable country of origin inquiry (RCOI) designed to determine whether the necessary conflict minerals came from recycled or scrap sources or originated in the Democratic Republic of the Congo or an adjoining country.
AtriCure’s RCOI process included conducting an inquiry of our direct suppliers using the Conflict-Free Sourcing Initiative’s Conflict Minerals Reporting Template. We relied upon our suppliers’ representations regarding the origin of their minerals and their smelter data to determine the existence and source of conflict minerals within our supply chain. Based on the results of our RCOI, we exercised due diligence on the source and chain of custody of the conflict minerals.
The Company has filed a Conflict Minerals Report (CMR). A copy of the Company’s CMR is furnished as Exhibit 1.01 to this Form SD and is incorporated herein by reference. A copy of the Company’s CMR is also available on the Company’s website at ir.atricure.com.
Item 1.02.    Exhibit
A copy of the Company’s Conflict Minerals Report required by Items 1.01 and 1.02 is provided as Exhibit 1.01 hereto.
Section 2 — Exhibits
Item 2.01.    Exhibits

No.	Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned duly authorized.

ATRICURE, INC.

Dated:	May 27, 2026	By:	/s/ Angela L. Wirick
Angela L. Wirick
Chief Financial Officer